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02028692

April 25, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20005

RECD S.E.C.
APR 25 2002
080

Re: Sahaviriya Steel Industries Public Company Limited
Commission File No. 82-5008

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

On behalf of our client, Sahaviriya Industries Public Company Limited (the "Company"), we enclose herewith for submission with the Securities and Exchange Commission pursuant to Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, as amended, the unreviewed financial statements of Sahaviriya Steel Industries PLC and subsidiary for the quarter ended March 31, 2002 submitted to the Stock Exchange of Thailand on April 25, 2002.

Please contact Adedayo Idowu of this office at (202) 626-3671 or Sittichai Thiensathaporn, the Company's representative, at (662) 238-3063 if you have any questions regarding this submission. Please acknowledge receipt of the enclosed by stamping and returning to our messenger the enclosed copy of this letter.

Sincerely,

White & Case, LLP

<u>Enclosure</u>

dlw 4/29

SSI

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

ISO 9002
ISO 14001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ. 315
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd. Silom, Bangrak, Bangkok 10500 Thailand
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140
PLANT OFFICE 9 M. 7 T.Maeramphueng, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http://www.ssi-steel.com

Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691408 (Auto 9 Lines)
Fax : (6632) 691416, 691421

RECD S.E.C.
APR 25 2002
080

Our Ref: SEC. 038/2002 April 25, 2002

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended March 31, 2002

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit the unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended March 31, 2002.

The company recorded a net gain of 289.3 million Baht during the first quarter of 2002. The result of operations can be summarized as follows:

1) The company realized 5,011.0 million Baht revenue from sale of hot rolled coils (476,158 metric tonne at an averaged selling price of 10,524 Baht/MT) and 64.5 million Baht sales of steel scrap. The company recorded total revenue from sale of 5,075.5 million Baht and a gross profit from sales and services of 790.7 million Baht.

   The company and subsidiaries recorded 22.8 million Baht in other revenue (which included 7.9 million Baht gain from foreign exchange).

2) Selling and administrative expenses (excluding interest expense) of the company and subsidiary amounted to 269.1 million Baht.

3) The company registered 544.3 million Baht profit before interest expenses and corporate income tax.

4) Interest expenses on short-term and long-term loan totaled 229.2 million Baht (consisting of 220.5 and 8.7 million Baht interest of the company and subsidiary, respectively).

5) A subsidiary recorded accrued corporate income tax in the amount of 2.7 million Baht.

6) The company recorded a net gain after interest expenses and corporate income tax before minority interest in the amount of 312.4 million Baht.

7) From the above results, the company registered a net gain during the first quarter in the amount of 289.3 million Baht .

For your consideration.

Yours faithfully,

- Signature-	- Signature-
Mr. Adisak Lowjun Authorized Director	Mr. Piya Viriyaprapaikit Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at March 31 2002	As at December 31 2001	As at March 31 2002	As at December 31 2001
ASSETS				
CURRENT ASSETS				
Cash in hand and at banks (Note 5.1)	174,387	132,046	8,936	4,067
Temporary investments				
Fixed deposits at bank (Note 6)	78,729	77,980	-	-
Accounts and notes receivable				
Related parties	964,034	889,061	877,705	802,530
Others	842,778	706,025	837,517	702,207
	1,806,812	1,595,086	1,715,222	1,504,737
Less Allowance for doubtful accounts	(471,431)	(471,431)	(393,888)	(393,888)
Accounts and notes receivable - net	1,335,381	1,123,655	1,321,334	1,110,849
Short-term loans and advances to related parties (Notes 15.2)	-	42	-	45
Inventories (Note 7)	5,112,144	4,879,720	5,122,690	4,895,868
Other current assets				
Advance payments	32,625	16,934	32,556	16,880
Value-added-tax refundable claims	-	15,553	-	15,553
Other receivables	19,181	11,999	19,239	11,395
Others	46,681	13,018	38,967	6,294
Total Current Assets	6,799,128	6,270,947	6,543,722	6,060,951
NON-CURRENT ASSETS				
Investments recorded by equity method				
Investments in related parties (Note 18.1)	561,621	561,621	943,689	916,462
Property, plant and equipment-net (Note 8)	15,801,557	15,992,899	14,427,206	14,609,369
Others non-current assets	10,714	9,402	8,116	7,219
Total Non-Current Assets	16,373,892	16,563,922	15,379,011	15,533,050
TOTAL ASSETS	23,173,020	22,834,869	21,922,733	21,594,001

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	As at March 31 2002	As at December 31 2001	As at March 31 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and loans from financial institutions (Note 10)				
Short-term loans	1,740,000	1,800,000	1,740,000	1,800,000
Trade finance loans	831,596	340,218	831,596	340,218
Accounts and notes payable	649,974	1,129,407	657,962	1,142,684
Current portion of long-term loans (Note 11)	86,024	83,271	-	-
Current portion of long-term liabilities	5,528	5,295	-	-
Other current liabilities				
Accrued expenses	151,807	121,454	162,955	131,663
Others	50,946	28,776	34,105	15,847
Total Current Liabilities	3,515,875	3,508,421	3,426,618	3,430,412
NON-CURRENT LIABILITIES				
Long-term loans (Note 11)	12,336,148	12,285,757	11,459,034	11,384,674
Others non-current liabilities				
Convertible debentures (Note 12)	2,566,150	2,537,026	2,566,150	2,537,026
Liabilities under hire-purchase agreements	3,575	2,805	-	-
Payable for purchase of land	4,250	5,000	-	-
Total Non-Current Liabilities	14,910,123	14,830,588	14,025,184	13,921,700
TOTAL LIABILITIES	18,425,998	18,339,009	17,451,802	17,352,112

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	As at March 31 2002	As at December 31 2001	As at March 31 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 13)				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
PAID-IN SHARE CAPITAL				
Premium on share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 8)	4,933,125	4,993,350	4,933,125	4,993,350
DISCOUNT ON SHARE CAPITAL				
Discount on share capital	(3,600,000)	(3,600,000)	(3,600,000)	(3,600,000)
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	(8,992,194)	(9,281,461)	(8,992,194)	(9,281,461)
Total Company's Shareholders' Equity	4,470,931	4,241,889	4,470,931	4,241,889
MINORITY INTEREST	276,091	253,971	-	-
Total Shareholders' Equity	4,747,022	4,495,860	4,470,931	4,241,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	23,173,020	22,834,869	21,922,733	21,594,001

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTER ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
REVENUES					
Sales		5,075,506	2,651,306	5,075,506	2,651,306
Service income		47,367	37,247	-	-
Other income					
Gain on exchange		7,958	-	7,958	-
Others		14,841	12,403	16,569	13,237
Equity in undistributed net income of subsidiaries		-	-	28,258	8,741
Total Revenues		5,145,672	2,700,956	5,128,291	2,673,284
EXPENSES					
Cost of sales		4,269,881	2,489,871	4,360,705	2,545,798
Cost of services		62,301	48,098	-	-
Selling and administrative expenses		268,168	134,947	257,013	119,916
Directors' remuneration		980	980	840	840
Total Expenses		4,601,330	2,673,896	4,618,558	2,666,554
INCOME (LOSS) BEFORE INTEREST EXPENSES AND CORPORATE INCOME TAX		544,342	27,060	509,733	6,730
Interest expenses		229,221	268,755	220,466	255,902
Corporate income tax		2,744	549	-	-
INCOME (LOSS) AFTER CORPORATE INCOME TAX		312,377	(242,244)	289,267	(249,172)
INCOME (LOSS) OF MINORITY INTEREST		(23,110)	(6,928)	-	-
NET INCOME (LOSS)		289,267	(249,172)	289,267	(249,172)
INCOME (LOSS) BASIC EARNINGS PER SHARE PER SHARE	BAHT	0.34	(0.29)	0.34	(0.29)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	'000 SHARES	853,000	853,000	853,000	853,000

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE QUARTER ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Premium (Discount) on Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning Balance January 1. 2002	8,530,000		4,993,350	(9,281,461)		4,241,889
Promium on share capital		3,600,000				3,600,000
Discount on share capital		(3,600,000)				(3,600,000)
Deduction			(60,225)			(60,225)
Net income (loss)				289,267		289,267
Minority Interest					276,091	276,091
Ending Balance March 31, 2002	8,530,000	-	4,933,125	(8,992,194)	276,091	4,747,022

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE QUARTER ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Premium (Discount) on Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning Balance January 1. 2002	8,530,000		4,993,350	(9,281,461)		4,241,889
Promium on share capital		3,600,000				3,600,000
Discount on share capital		(3,600,000)				(3,600,000)
Deduction			(60,225)			(60,225)
Net income (loss)				289,267		289,267
Minority Interest					-	-
Ending Balance March 31, 2002	8,530,000	-	4,933,125	(8,992,194)	-	4,470,931

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF RETAINED EARNINGS

FOR THE QUARTER ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	**2001**	**2002**	**2001**
UNAPPROPRIATED RETAINED EARNINGS				
(DEFICIT)				
Balance brought forward	(9,281,461)	(8,651,805)	(9,281,461)	(8,651,805)
Net income (loss) for the quarter	289,267	(249,172)	289,267	(249,172)
Total Unappropriated Retained				
Earnings (Deficit)	(8,992,194)	(8,900,977)	(8,992,194)	(8,900,977)

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTER ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss) before extraordinary item	289,267	(249,172)	289,267	(249,172)
Items to reconcile net income (loss) to net cash flows from operations :				
Doubtful accounts (Reversal)	(58)	5,398	-	-
Depreciation	140,117	103,343	123,712	89,377
Amortization	-	355	-	277
Provision for diminution in value of inventories	90,103	-	90,103	-
Additional interest on debt restructuring	103,110	42,413	103,484	39,364
Realized gain on exchange	(17,296)	(19,430)	(17,296)	(19,430)
Unrealized loss on exchange	11,653	55,661	11,653	55,661
Gain on sales of property, plant and equipment	(1,819)	-	(1,819)	-
Loss on disposal of property, plant and equipment	23,402	95	23,289	40
Equity in undistributed net income of subsidiaries	-	-	(28,258)	(8,741)
Minority interest	23,110	6,928	-	-
Net income (loss) from operations before changes in operating assets and liabilities	661,589	(54,409)	594,135	(92,624)
Operating assets (increase) decrease				
Accounts and notes receivable – related parties	(74,973)	106,193	(75,176)	104,507
Accounts and notes receivable – others	(136,962)	(68,681)	(135,519)	(67,591)
Inventories	(322,527)	295,230	(316,924)	298,695
Short-term loans and advances to related parties	42	148	45	-
Advance payments	(15,691)	28,889	(15,675)	3,466
Valued-added-tax refundable claims	15,553	-	15,553	-
Prepaid expenses	(33,316)	(16,776)	(31,368)	(16,729)
Other receivable	(7,860)	(985)	(7,844)	(630)
Other current assets - others	389	(1,311)	(1,306)	(770)
Other assets	(1,443)	1,813	(1,028)	(337)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTER ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Operating liabilities increase (decrease)				
Accounts and notes payable	(476,542)	(184,461)	(481,832)	(154,822)
Accrued expenses	30,354	31,627	31,292	26,534
Other current liabilities	23,466	16,142	18,405	11,996
Net cash provided by (used in) operating activities	(337,921)	153,419	(407,242)	111,695
CASH FLOWS FROM INVESTING ACTIVITIES				
Short-term loan to related company decrease	-	-	-	168
Purchases of property, plant and equipment	(34,852)	(85,447)	(24,595)	(36,330)
Proceeds from sales of property, plant and equipment	3,057	5	3,057	-
Net cash used in investing activities	(31,795)	(85,442)	(21,538)	(36,162)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans decrease	(60,000)	(95,000)	(60,000)	(95,000)
Trade finance loans increase	493,649	44,920	493,649	44,920
Long-term loans decrease	(20,843)	-	-	-
Net cash provided by (used in) financing activities	412,806	(50,080)	433,649	(50,080)
Net increase in cash and cash equivalents	43,090	17,897	4,869	25,453
Cash and cash equivalents as at January 1	192,872	154,609	4,067	3,957
Cash and cash equivalents as at March 31	235,962	172,506	8,936	29,410

See notes to the interim financial statements

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED

ISO 9002
ISO 14001

สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ. 315
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http://www.ssi-steel.com

Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

Our Ref: SEC. 038/2002

April 25, 2002

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended March 31, 2002

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit the unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended March 31, 2002.

The company recorded a net gain of 289.3 million Baht during the first quarter of 2002. The result of operations can be summarized as follows:

1) The company realized 5,011.0 million Baht revenue from sale of hot rolled coils (476,158 metric tonne at an averaged selling price of 10,524 Baht/MT) and 64.5 million Baht sales of steel scrap. The company recorded total revenue from sale of 5,075.5 million Baht and a gross profit from sales and services of 790.7 million Baht.

   The company and subsidiaries recorded 22.8 million Baht in other revenue (which included 7.9 million Baht gain from foreign exchange).

2) Selling and administrative expenses (excluding interest expense) of the company and subsidiary amounted to 269.1 million Baht.

3) The company registered 544.3 million Baht profit before interest expenses and corporate income tax.

4) Interest expenses on short-term and long-term loan totaled 229.2 million Baht (consisting of 220.5 and 8.7 million Baht interest of the company and subsidiary, respectively).

5) A subsidiary recorded accrued corporate income tax in the amount of 2.7 million Baht.

6) The company recorded a net gain after interest expenses and corporate income tax before minority interest in the amount of 312.4 million Baht.

7) From the above results, the company registered a net gain during the first quarter in the amount of 289.3 million Baht.

For your consideration.

Yours faithfully,

- Signature-

Mr. Adisak Lowjun
Authorized Director

- Signature-

Mr. Piya Viriyaprapaikit
Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at March 31 2002	As at December 31 2001	As at March 31 2002	As at December 31 2001
ASSETS				
CURRENT ASSETS				
Cash in hand and at banks (Note 5.1)	174,387	132,046	8,936	4,067
Temporary investments				
Fixed deposits at bank (Note 6)	78,729	77,980	-	-
Accounts and notes receivable				
Related parties	964,034	889,061	877,705	802,530
Others	842,778	706,025	837,517	702,207
	1,806,812	1,595,086	1,715,222	1,504,737
Less Allowance for doubtful accounts	(471,431)	(471,431)	(393,888)	(393,888)
Accounts and notes receivable - net	1,335,381	1,123,655	1,321,334	1,110,849
Short-term loans and advances to related parties (Notes 15.2)	-	42	-	45
Inventories (Note 7)	5,112,144	4,879,720	5,122,690	4,895,868
Other current assets				
Advance payments	32,625	16,934	32,556	16,880
Value-added-tax refundable claims	-	15,553	-	15,553
Other receivables	19,181	11,999	19,239	11,395
Others	46,681	13,018	38,967	6,294
Total Current Assets	6,799,128	6,270,947	6,543,722	6,060,951
NON-CURRENT ASSETS				
Investments recorded by equity method				
Investments in related parties (Note 18.1)	561,621	561,621	943,689	916,462
Property, plant and equipment-net (Note 8)	15,801,557	15,992,899	14,427,206	14,609,369
Others non-current assets	10,714	9,402	8,116	7,219
Total Non-Current Assets	16,373,892	16,563,922	15,379,011	15,533,050
TOTAL ASSETS	23,173,020	22,834,869	21,922,733	21,594,001

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	As at March 31 2002	As at December 31 2001	As at March 31 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and loans from financial institutions (Note 10)				
Short-term loans	1,740,000	1,800,000	1,740,000	1,800,000
Trade finance loans	831,596	340,218	831,596	340,218
Accounts and notes payable	649,974	1,129,407	657,962	1,142,684
Current portion of long-term loans (Note 11)	86,024	83,271	-	-
Current portion of long-term liabilities	5,528	5,295	-	-
Other current liabilities				
Accrued expenses	151,807	121,454	162,955	131,663
Others	50,946	28,776	34,105	15,847
Total Current Liabilities	3,515,875	3,508,421	3,426,618	3,430,412
NON-CURRENT LIABILITIES				
Long-term loans (Note 11)	12,336,148	12,285,757	11,459,034	11,384,674
Others non-current liabilities				
Convertible debentures (Note 12)	2,566,150	2,537,026	2,566,150	2,537,026
Liabilities under hire-purchase agreements	3,575	2,805	-	-
Payable for purchase of land	4,250	5,000	-	-
Total Non-Current Liabilities	14,910,123	14,830,588	14,025,184	13,921,700
TOTAL LIABILITIES	18,425,998	18,339,009	17,451,802	17,352,112

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	As at March 31 2002	As at December 31 2001	As at March 31 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 13)				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
PAID-IN SHARE CAPITAL				
Premium on share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 8)	4,933,125	4,993,350	4,933,125	4,993,350
DISCOUNT ON SHARE CAPITAL				
Discount on share capital	(3,600,000)	(3,600,000)	(3,600,000)	(3,600,000)
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	(8,992,194)	(9,281,461)	(8,992,194)	(9,281,461)
Total Company's Shareholders' Equity	4,470,931	4,241,889	4,470,931	4,241,889
MINORITY INTEREST	276,091	253,971	-	-
Total Shareholders' Equity	4,747,022	4,495,860	4,470,931	4,241,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	23,173,020	22,834,869	21,922,733	21,594,001

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE QUARTER ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
REVENUES				
Sales	5,075,506	2,651,306	5,075,506	2,651,306
Service income	47,367	37,247	-	-
Other income				
Gain on exchange	7,958	-	7,958	-
Others	14,841	12,403	16,569	13,237
Equity in undistributed net income of subsidiaries	-	-	28,258	8,741
Total Revenues	5,145,672	2,700,956	5,128,291	2,673,284
EXPENSES				
Cost of sales	4,269,881	2,489,871	4,360,705	2,545,798
Cost of services	62,301	48,098	-	-
Selling and administrative expenses	268,168	134,947	257,013	119,916
Directors' remuneration	980	980	840	840
Total Expenses	4,601,330	2,673,896	4,618,558	2,666,554
INCOME (LOSS) BEFORE INTEREST EXPENSES AND CORPORATE INCOME TAX	544,342	27,060	509,733	6,730
Interest expenses	229,221	268,755	220,466	255,902
Corporate income tax	2,744	549	-	-
INCOME (LOSS) AFTER CORPORATE INCOME TAX	312,377	(242,244)	289,267	(249,172)
INCOME (LOSS) OF MINORITY INTEREST	(23,110)	(6,928)	-	-
NET INCOME (LOSS)	289,267	(249,172)	289,267	(249,172)
INCOME (LOSS) BASIC EARNINGS PER SHARE PER SHARE BAHT	0.34	(0.29)	0.34	(0.29)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES '000 SHARES	853,000	853,000	853,000	853,000

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE QUARTER ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Premium (Discount) on Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning Balance January 1. 2002	8,530,000		4,993,350	(9,281,461)		4,241,889
Premium on share capital		3,600,000				3,600,000
Discount on share capital		(3,600,000)				(3,600,000)
Deduction			(60,225)			(60,225)
Net income (loss)				289,267		289,267
Minority Interest					276,091	276,091
Ending Balance March 31, 2002	8,530,000	-	4,933,125	(8,992,194)	276,091	4,747,022

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE QUARTER ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Premium (Discount) on Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning Balance January 1. 2002	8,530,000		4,993,350	(9,281,461)		4,241,889
Premium on share capital		3,600,000				3,600,000
Discount on share capital		(3,600,000)				(3,600,000)
Deduction			(60,225)			(60,225)
Net income (loss)				289,267		289,267
Minority Interest					-	-
Ending Balance March 31, 2002	8,530,000	-	4,933,125	(8,992,194)	-	4,470,931

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF RETAINED EARNINGS

FOR THE QUARTER ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT)				
Balance brought forward	(9,281,461)	(8,651,805)	(9,281,461)	(8,651,805)
Net income (loss) for the quarter	289,267	(249,172)	289,267	(249,172)
Total Unappropriated Retained Earnings (Deficit)	(8,992,194)	(8,900,977)	(8,992,194)	(8,900,977)

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTER ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss) before extraordinary item	289,267	(249,172)	289,267	(249,172)
Items to reconcile net income (loss) to net cash flows from operations :				
Doubtful accounts (Reversal)	(58)	5,398	-	-
Depreciation	140,117	103,343	123,712	89,377
Amortization	-	355	-	277
Provision for diminution in value of inventories	90,103	-	90,103	-
Additional interest on debt restructuring	103,110	42,413	103,484	39,364
Realized gain on exchange	(17,296)	(19,430)	(17,296)	(19,430)
Unrealized loss on exchange	11,653	55,661	11,653	55,661
Gain on sales of property, plant and equipment	(1,819)	-	(1,819)	-
Loss on disposal of property, plant and equipment	23,402	95	23,289	40
Equity in undistributed net income of subsidiaries	-	-	(28,258)	(8,741)
Minority interest	23,110	6,928	-	-
Net income (loss) from operations before changes in operating assets and liabilities	661,589	(54,409)	594,135	(92,624)
Operating assets (increase) decrease				
Accounts and notes receivable – related parties	(74,973)	106,193	(75,176)	104,507
Accounts and notes receivable – others	(136,962)	(68,681)	(135,519)	(67,591)
Inventories	(322,527)	295,230	(316,924)	298,695
Short-term loans and advances to related parties	42	148	45	-
Advance payments	(15,691)	28,889	(15,675)	3,466
Valued-added-tax refundable claims	15,553	-	15,553	-
Prepaid expenses	(33,316)	(16,776)	(31,368)	(16,729)
Other receivable	(7,860)	(985)	(7,844)	(630)
Other current assets - others	389	(1,311)	(1,306)	(770)
Other assets	(1,443)	1,813	(1,028)	(337)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTER ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Operating liabilities increase (decrease)				
Accounts and notes payable	(476,542)	(184,461)	(481,832)	(154,822)
Accrued expenses	30,354	31,627	31,292	26,534
Other current liabilities	23,466	16,142	18,405	11,996
Net cash provided by (used in) operating activities	(337,921)	153,419	(407,242)	111,695
CASH FLOWS FROM INVESTING ACTIVITIES				
Short-term loan to related company decrease	-	-	-	168
Purchases of property, plant and equipment	(34,852)	(85,447)	(24,595)	(36,330)
Proceeds from sales of property, plant and equipment	3,057	5	3,057	-
Net cash used in investing activities	(31,795)	(85,442)	(21,538)	(36,162)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans decrease	(60,000)	(95,000)	(60,000)	(95,000)
Trade finance loans increase	493,649	44,920	493,649	44,920
Long-term loans decrease	(20,843)	-	-	-
Net cash provided by (used in) financing activities	412,806	(50,080)	433,649	(50,080)
Net increase in cash and cash equivalents	43,090	17,897	4,869	25,453
Cash and cash equivalents as at January 1	192,872	154,609	4,067	3,957
Cash and cash equivalents as at March 31	235,962	172,506	8,936	29,410

See notes to the interim financial statements

บริษัท สหวิริยาสตีลอินดัสตรี จำกัด (มหาชน)
SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED
SSI
ISO 9002
ISO 14001
สำนักงานกรุงเทพ 28/1 อาคารประภาวิทย์ ชั้น 2-3 ถ.สุรศักดิ์ แขวงสีลม เขตบางรัก กรุงเทพฯ 10500 ทะเบียนเลขที่ บมจ. 315
HEAD OFFICE 28/1 Prapawit Bldg., 2-3 Fl., Surasak Rd., Silom, Bangrak, Bangkok 10500 Thailand
โรงงาน 9 หมู่ 7 ต.แม่รำพึง อ.บางสะพาน จ.ประจวบคีรีขันธ์ 77140
PLANT OFFICE 9 M. 7 T.Maerampheung, Bangsaphan, Prachuapkhirikhan 77140 Thailand
http://www.ssi-steel.com
Tel : (662) 2383063 (Auto 20 Lines), 6300280 (Auto 7 Lines)
Fax : (662) 2368890, 2368892, 6300287-8
Tel : (6632) 691403 (Auto 9 Lines)
Fax : (6632) 691416, 691421

Our Ref: SEC. 038/2002 April 25, 2002

Re : Submission of unreviewed financial statements of Sahaviriya Steel Industries PLC and Subsidiary for the quarter ended March 31, 2002

Attn : The President
The Stock Exchange of Thailand

We, Sahaviriya Steel Industries Public Company Limited, hereby submit the unreviewed financial statements of Sahaviriya Steel Industries PCL and Subsidiary for the quarter ended March 31, 2002.

The company recorded a net gain of 289.3 million Baht during the first quarter of 2002. The result of operations can be summarized as follows:

1) The company realized 5,011.0 million Baht revenue from sale of hot rolled coils (476,158 metric tonne at an averaged selling price of 10,524 Baht/MT) and 64.5 million Baht sales of steel scrap. The company recorded total revenue from sale of 5,075.5 million Baht and a gross profit from sales and services of 790.7 million Baht.

   The company and subsidiaries recorded 22.8 million Baht in other revenue (which included 7.9 million Baht gain from foreign exchange).

2) Selling and administrative expenses (excluding interest expense) of the company and subsidiary amounted to 269.1 million Baht.

3) The company registered 544.3 million Baht profit before interest expenses and corporate income tax.

4) Interest expenses on short-term and long-term loan totaled 229.2 million Baht (consisting of 220.5 and 8.7 million Baht interest of the company and subsidiary, respectively).

5) A subsidiary recorded accrued corporate income tax in the amount of 2.7 million Baht.

6) The company recorded a net gain after interest expenses and corporate income tax before minority interest in the amount of 312.4 million Baht.

7) From the above results, the company registered a net gain during the first quarter in the amount of 289.3 million Baht .

For your consideration.

Yours faithfully,

- Signature- - Signature-

Mr. Adisak Lowjun
Authorized Director

Mr. Piya Viriyaprapaikit
Authorized Director

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"		"Unaudited"	
	As at March 31 2002	As at December 31 2001	As at March 31 2002	As at December 31 2001
ASSETS				
CURRENT ASSETS				
Cash in hand and at banks (Note 5.1)	174,387	132,046	8,936	4,067
Temporary investments				
Fixed deposits at bank (Note 6)	78,729	77,980	-	-
Accounts and notes receivable				
Related parties	964,034	889,061	877,705	802,530
Others	842,778	706,025	837,517	702,207
	1,806,812	1,595,086	1,715,222	1,504,737
Less Allowance for doubtful accounts	(471,431)	(471,431)	(393,888)	(393,888)
Accounts and notes receivable - net	1,335,381	1,123,655	1,321,334	1,110,849
Short-term loans and advances to related parties (Notes 15.2)	-	42	-	45
Inventories (Note 7)	5,112,144	4,879,720	5,122,690	4,895,868
Other current assets				
Advance payments	32,625	16,934	32,556	16,880
Value-added-tax refundable claims	-	15,553	-	15,553
Other receivables	19,181	11,999	19,239	11,395
Others	46,681	13,018	38,967	6,294
Total Current Assets	6,799,128	6,270,947	6,543,722	6,060,951
NON-CURRENT ASSETS				
Investments recorded by equity method				
Investments in related parties (Note 18.1)	561,621	561,621	943,689	916,462
Property, plant and equipment-net (Note 8)	15,801,557	15,992,899	14,427,206	14,609,369
Others non-current assets	10,714	9,402	8,116	7,219
Total Non-Current Assets	16,373,892	16,563,922	15,379,011	15,533,050
TOTAL ASSETS	23,173,020	22,834,869	21,922,733	21,594,001

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	As at March 31 2002	As at December 31 2001	As at March 31 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Bank overdrafts and loans from financial institutions (Note 10)				
Short-term loans	1,740,000	1,800,000	1,740,000	1,800,000
Trade finance loans	831,596	340,218	831,596	340,218
Accounts and notes payable	649,974	1,129,407	657,962	1,142,684
Current portion of long-term loans (Note 11)	86,024	83,271	-	-
Current portion of long-term liabilities	5,528	5,295	-	-
Other current liabilities				
Accrued expenses	151,807	121,454	162,955	131,663
Others	50,946	28,776	34,105	15,847
Total Current Liabilities	3,515,875	3,508,421	3,426,618	3,430,412
NON-CURRENT LIABILITIES				
Long-term loans (Note 11)	12,336,148	12,285,757	11,459,034	11,384,674
Others non-current liabilities				
Convertible debentures (Note 12)	2,566,150	2,537,026	2,566,150	2,537,026
Liabilities under hire-purchase agreements	3,575	2,805	-	-
Payable for purchase of land	4,250	5,000	-	-
Total Non-Current Liabilities	14,910,123	14,830,588	14,025,184	13,921,700
TOTAL LIABILITIES	18,425,998	18,339,009	17,451,802	17,352,112

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS (CONTINUED)

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	"Unaudited"			
	As at March 31 2002	As at December 31 2001	As at March 31 2002	As at December 31 2001
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)				
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 13)				
Authorized share capital				
1,310,150,000 ordinary shares of Baht 10.00 each	13,101,500	13,101,500	13,101,500	13,101,500
Issued and paid-up share capital				
853,000,000 ordinary shares of Baht 10.00 each, fully paid	8,530,000	8,530,000	8,530,000	8,530,000
PAID-IN SHARE CAPITAL				
Premium on share capital	3,600,000	3,600,000	3,600,000	3,600,000
Unrealized increment per assets appraisal (Note 8)	4,933,125	4,993,350	4,933,125	4,993,350
DISCOUNT ON SHARE CAPITAL				
Discount on share capital	(3,600,000)	(3,600,000)	(3,600,000)	(3,600,000)
RETAINED EARNINGS (DEFICIT)				
Unappropriated (Deficit)	(8,992,194)	(9,281,461)	(8,992,194)	(9,281,461)
Total Company's Shareholders' Equity	4,470,931	4,241,889	4,470,931	4,241,889
MINORITY INTEREST	276,091	253,971	-	-
Total Shareholders' Equity	4,747,022	4,495,860	4,470,931	4,241,889
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	23,173,020	22,834,869	21,922,733	21,594,001

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE QUARTER ENDED MARCH 31,
"UNAUDITED"

BAHT : '000

		CONSOLIDATED		THE COMPANY ONLY	
		2002	2001	2002	2001
REVENUES					
Sales		5,075,506	2,651,306	5,075,506	2,651,306
Service income		47,367	37,247	-	-
Other income					
Gain on exchange		7,958	-	7,958	-
Others		14,841	12,403	16,569	13,237
Equity in undistributed net income of subsidiaries		-	-	28,258	8,741
Total Revenues		5,145,672	2,700,956	5,128,291	2,673,284
EXPENSES					
Cost of sales		4,269,881	2,489,871	4,360,705	2,545,798
Cost of services		62,301	48,098	-	-
Selling and administrative expenses		268,168	134,947	257,013	119,916
Directors' remuneration		980	980	840	840
Total Expenses		4,601,330	2,673,896	4,618,558	2,666,554
INCOME (LOSS) BEFORE INTEREST EXPENSES AND CORPORATE INCOME TAX		544,342	27,060	509,733	6,730
Interest expenses		229,221	268,755	220,466	255,902
Corporate income tax		2,744	549	-	-
INCOME (LOSS) AFTER CORPORATE INCOME TAX		312,377	(242,244)	289,267	(249,172)
INCOME (LOSS) OF MINORITY INTEREST		(23,110)	(6,928)	-	-
NET INCOME (LOSS)		289,267	(249,172)	289,267	(249,172)
INCOME (LOSS) BASIC EARNINGS PER SHARE PER SHARE	BAHT	0.34	(0.29)	0.34	(0.29)
WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES	'000 SHARES	853,000	853,000	853,000	853,000

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

CONSOLIDATED

FOR THE QUARTER ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Premium (Discount) on Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning Balance January 1. 2002	8,530,000		4,993,350	(9,281,461)		4,241,889
Promium on share capital		3,600,000				3,600,000
Discount on share capital		(3,600,000)				(3,600,000)
Deduction			(60,225)			(60,225)
Net income (loss)				289,267		289,267
Minority Interest					276,091	276,091
Ending Balance March 31, 2002	8,530,000	-	4,933,125	(8,992,194)	276,091	4,747,022

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

THE COMPANY ONLY

FOR THE QUARTER ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	Ordinary Share Capital	Premium (Discount) on Share Capital	Unrealized Increment per Assets Appraisal	Unappropriated Retained Earnings (Deficit)	Minority Interest	Total
Beginning Balance January 1. 2002	8,530,000		4,993,350	(9,281,461)		4,241,889
Promium on share capital		3,600,000				3,600,000
Discount on share capital		(3,600,000)				(3,600,000)
Deduction			(60,225)			(60,225)
Net income (loss)				289,267		289,267
Minority Interest					-	-
Ending Balance March 31, 2002	8,530,000	-	4,933,125	(8,992,194)	-	4,470,931

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF RETAINED EARNINGS

FOR THE QUARTER ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	**2001**	**2002**	**2001**
UNAPPROPRIATED RETAINED EARNINGS (DEFICIT)				
Balance brought forward	(9,281,461)	(8,651,805)	(9,281,461)	(8,651,805)
Net income (loss) for the quarter	289,267	(249,172)	289,267	(249,172)
Total Unappropriated Retained Earnings (Deficit)	(8,992,194)	(8,900,977)	(8,992,194)	(8,900,977)

See notes to the interim financial statements

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE QUARTER ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss) before extraordinary item	289,267	(249,172)	289,267	(249,172)
Items to reconcile net income (loss) to net cash flows from operations :				
Doubtful accounts (Reversal)	(58)	5,398	-	-
Depreciation	140,117	103,343	123,712	89,377
Amortization	-	355	-	277
Provision for diminution in value of inventories	90,103	-	90,103	-
Additional interest on debt restructuring	103,110	42,413	103,484	39,364
Realized gain on exchange	(17,296)	(19,430)	(17,296)	(19,430)
Unrealized loss on exchange	11,653	55,661	11,653	55,661
Gain on sales of property, plant and equipment	(1,819)	-	(1,819)	-
Loss on disposal of property, plant and equipment	23,402	95	23,289	40
Equity in undistributed net income of subsidiaries	-	-	(28,258)	(8,741)
Minority interest	23,110	6,928	-	-
Net income (loss) from operations before changes in operating assets and liabilities	661,589	(54,409)	594,135	(92,624)
Operating assets (increase) decrease				
Accounts and notes receivable – related parties	(74,973)	106,193	(75,176)	104,507
Accounts and notes receivable – others	(136,962)	(68,681)	(135,519)	(67,591)
Inventories	(322,527)	295,230	(316,924)	298,695
Short-term loans and advances to related parties	42	148	45	-
Advance payments	(15,691)	28,889	(15,675)	3,466
Valued-added-tax refundable claims	15,553	-	15,553	-
Prepaid expenses	(33,316)	(16,776)	(31,368)	(16,729)
Other receivable	(7,860)	(985)	(7,844)	(630)
Other current assets - others	389	(1,311)	(1,306)	(770)
Other assets	(1,443)	1,813	(1,028)	(337)

SAHAVIRIYA STEEL INDUSTRIES PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE QUARTER ENDED MARCH 31,

"UNAUDITED"

BAHT : '000

	CONSOLIDATED		THE COMPANY ONLY	
	2002	2001	2002	2001
Operating liabilities increase (decrease)				
Accounts and notes payable	(476,542)	(184,461)	(481,832)	(154,822)
Accrued expenses	30,354	31,627	31,292	26,534
Other current liabilities	23,466	16,142	18,405	11,996
Net cash provided by (used in) operating activities	(337,921)	153,419	(407,242)	111,695
CASH FLOWS FROM INVESTING ACTIVITIES				
Short-term loan to related company decrease	-	-	-	168
Purchases of property, plant and equipment	(34,852)	(85,447)	(24,595)	(36,330)
Proceeds from sales of property, plant and equipment	3,057	5	3,057	-
Net cash used in investing activities	(31,795)	(85,442)	(21,538)	(36,162)
CASH FLOWS FROM FINANCING ACTIVITIES				
Short-term loans decrease	(60,000)	(95,000)	(60,000)	(95,000)
Trade finance loans increase	493,649	44,920	493,649	44,920
Long-term loans decrease	(20,843)	-	-	-
Net cash provided by (used in) financing activities	412,806	(50,080)	433,649	(50,080)
Net increase in cash and cash equivalents	43,090	17,897	4,869	25,453
Cash and cash equivalents as at January 1	192,872	154,609	4,067	3,957
Cash and cash equivalents as at March 31	235,962	172,506	8,936	29,410

See notes to the interim financial statements